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Jon Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct

December 5, 2016

Via EDGAR

Filing Desk

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Old Westbury Funds, Inc. (“Corporation”) File Nos. 033-66528; 811-07912

Ladies and Gentlemen:

Pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 and Rule 20a-1 under the Investment Company Act of 1940, attached for filing via the EDGAR system is a definitive proxy statement, form of proxy, and other soliciting material (“Proxy Materials”) for a special meeting of the shareholders of Old Westbury Large Cap Core Fund, a series of the Corporation, to be held on December 22, 2016. A response letter to the comments of the staff of the Securities and Exchange Commission regarding the preliminary proxy materials has been filed separately as correspondence. Definitive copies of the Proxy Materials will be mailed starting on or about December 7, 2016.

No fee is required in connection with this filing. Should you have any questions or comments, please contact me at 212-641-5600.

Sincerely,

/s/ Jon Gaines

Jon Gaines

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